Exhibit 99.1

For immediate release

PreMD Reports Positive Interim Results from PREPARE Study

Toronto, Ontario (July 12, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced interim results from the PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) study, which is being conducted in the life insurance industry with selected U.S. life insurers using PREVU* LT Skin Sterol Test.

“The preliminary data on PREVU* LT demonstrates statistically significant relationships and is supportive of the study’s primary objective,” said Dr. Brent Norton, President and Chief Executive Officer of PreMD. “As a result, the study will conclude at the end of this month with approximately 13,000 subjects enrolled. We are moving quickly to complete full data collection and analysis from the study and are working with McNeil Consumer Healthcare to finalize the regulatory and marketing strategies for PREVU* LT in 2006.”

About PREVU* Skin Sterol Test
PREVU* non-invasively measures the amount of cholesterol (sterol) that has accumulated in the skin tissues, as opposed to blood. There is no fasting or other patient preparation required for the test. PREVU* LT collects skin cells from the palm of the hand painlessly in seconds using a specially designed adhesive strip, which is then sent to a laboratory where the amount of skin sterol is determined. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). The lead product in this family, PREVU* Point of Care (POC) Skin Sterol Test, is cleared for sale and currently available to medical professionals in Canada, the U.S. and Europe.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This news release contains forward-looking statements, including the Company’s expectations related to PREVU* LT Skin Sterol Test and the results of the PREPARE clinical study, and the Company’s belief as to the commercial potential of PREVU* LT in the life insurance industry. The scientific information discussed in this news release related to PREVU* LT is preliminary. PREVU* LT is not approved by regulatory authorities.

Known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements also include, among others: the successful and timely completion of clinical studies; the successful development or marketing of the Company’s products and the competitiveness of the Company’s products if successfully commercialized; whether reimbursement for the Company’s products will be available and the potential impact of reimbursement policies imposed by third-party payers on the development, usage and pricing of the Company’s products; the lack of operating profit and availability of funds and resources to pursue R&D projects and clinical trials; product liability; the Company’s reliance on third-party manufacturers; the ability of the Company to take advantage of business opportunities; uncertainties related to the Company’s presentation of data to regulatory authorities and the approval of marketing applications by regulatory authorities; and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors and there can be no guarantee of the Company’s ability to obtain or maintain patent protection for its products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this news release as a result of new information, future events or otherwise.

* Trademark
# # #
For more information, please contact:
Sarah Borg-Olivier
Director, Communications
Tel: 416-222-3449 ext. 27
Email: sbolivier@premdinc.com